Exhibit (l)

Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

T 312.845.3000

December 5, 2025

TCG Strategic Income Fund

250 Montgomery Street, Suite 200

San Francisco, California 94104

Re:	TCG Strategic Income Fund (File Nos. 333-287783; 811-24095)

Ladies and Gentlemen:

We have acted as counsel to the TCG Strategic Income Fund, a Delaware statutory trust (the “Fund”), with respect to the filing with the U.S. Securities and Exchange Commission of Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended. The Fund filed the Amendment on or about December 5, 2025, in order to register shares (the “Shares”) of beneficial interest of the Fund. The Amendment seeks to register an unlimited number of Shares.

We have examined the Amendment, the Fund’s Certificate of Trust; the Fund’s Amended and Second Restated Agreement and Declaration of Trust; the Fund’s By-Laws; the resolutions of the board of trustees of the Fund relating to, among other things, the authorization and approval of the preparation and filing of the Amendment and the authorization and issuance of the Shares; a Certificate of Good Standing for the Fund; and such other legal and factual matters as we have considered necessary.

This opinion is based exclusively on the Delaware Statutory Trust Act and the federal securities laws of the United States of America governing the issuance of shares of the Fund and does not extend to the securities or “blue sky” laws of the State of Delaware or other States or to other Federal securities or other laws.

We have assumed the following for purposes of this opinion:

1.	The legal capacity of all natural persons, the accuracy and completeness of all documents and records that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or reproduced copies.

2.	The Fund’s Shares will be issued against consideration therefor as described in the Fund’s prospectus relating thereto.

December 5, 2025

This opinion relates solely to the registration of Shares of the Fund and not to the registration of any other series or classes of the Fund that have previously been registered.

Based upon the foregoing, it is our opinion that, upon the effectiveness of the Amendment, the Shares of beneficial interest of the Fund, when issued upon the terms and for the consideration described in the Amendment, will be validly issued, fully paid and non-assessable.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Amendment. We hereby consent to the prospectus discussion of this opinion, the filing of this opinion as an exhibit to the Amendment and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Respectfully submitted,

By:	/s/ Chapman and Cutler LLP
Chapman and Cutler llp